EXHIBIT 12.1

COMPUTATION OF RATIOS
(UNAUDITED)

       Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2014	2013	2012	2011	2010

Income from continuing operations before income taxes and
income from partially owned entities	$492,492	$328,810	$(29,300)	$358,473	$487,589
Fixed charges	487,701	481,216	467,183	478,164	499,908
Income distributions from partially owned entities	96,286	54,030	226,172	93,635	61,037
Capitalized interest and debt expense	(62,786)	(42,303)	(16,801)	(1,197)	(864)
Preferred unit distributions	(50)	(1,158)	(9,936)	(16,853)	(18,192)

Earnings - Numerator	$1,013,643	$820,595	$637,318	$912,222	$1,029,478

Interest and debt expense	$412,755	$425,782	$431,235	$453,420	$473,938
Capitalized interest and debt expense	62,786	42,303	16,801	1,197	864
1/3 of rental expense – interest factor	12,110	11,973	9,211	6,694	6,914
Preferred unit distributions	50	1,158	9,936	16,853	18,192
Fixed charges - Denominator	487,701	481,216	467,183	478,164	499,908
Preferred share dividends	81,464	82,807	76,937	65,531	55,534
Combined fixed charges and preference dividends - Denominator	$569,165	$564,023	$544,120	$543,695	$555,442

Ratio of earnings to fixed charges	2.08	1.71	1.36	1.91	2.06

Ratio of earnings to combined fixed charges and preference dividends	1.78	1.45	1.17	1.68	1.85

       Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and debt expense and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and debt expense, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.